LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE OF COUNSEL: STUART REED, ESQUIRE LAZARUS ROTHSTEIN, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM WWW.SECURITIES-LAW-BLOG.COM

DIRECT E-MAIL:
LANTHONY@LEGALANDCOMPLIANCE.COM

August 2, 2013

VIA ELECTRONIC EDGAR FILING

William H. Thompson, Accounting Branch Cheif
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Aegea, Inc.
Form 10-K/A (Amendment No. 2)
Filed July 30, 2013 File No. 0-53377

Dear Mr. Thompson:

We have electronically filed herewith on behalf of Aegea, Inc. (the “Registrant”) Amendment No. 3 to the above-referenced Form 10-K.  This Amendment No. 3 is marked with &ltR> tags to show changes made from the previous filing.   We trust you shall deem this Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

Response .  An amended Form 10-K, for the year ended December 31, 2012 has been filed today containing the original report of B F Borgers the was inadvertantly removed from amendment number 2.

Sincerely yours,

Laura E. Anthony, For the Firm

Statement by Company

Aegea, Inc. acknowledges the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Aegea, Inc.

/s/ Keith Duffy
By:  Keith Duffy, CEO

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832